





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69849

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/20/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tortoise Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11550 Ash Street, Suite 300
(No. and Street)

Leawood	KS	66211
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent Behrens (913) 981-1020
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

220 South Sixth Street, Suite 1400	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Brent Behrens, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tortoise Securities, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]

Signature

Financial and Operations Principal

Title

[signature]

Notary Public

LISA A REBEL
Notary Public, State of Kansas
My Appointment Expires
9/7/2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Ernst & Young LLP
220 South Sixth Street
Suite 1400
Minneapolis, MN 55402

Tel: +1 612 343 1000
Fax: +1 612 339 1726
ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Tortoise Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Tortoise Securities, LLC (the Company) as of December 31, 2017 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2016.

Minneapolis, Minnesota
February 28, 2018

Tortoise Securities, LLC

Statement of Financial Condition

As of December 31, 2017

Assets

Current assets:

Cash and cash equivalents	$	2,933,318
Affiliated marketing services and placement agent fees receivable		942,633
Affiliated 12b-1 and CDSC fees receivable		91,554
Non-affiliated fees receivable		3,398
Prepaid expenses		46,802
Total current assets		4,017,705

Other assets:

Deposits		5,467

Total assets	$	4,023,172

Liabilities and member's equity

Current liabilities:

Accounts payable	$	1,251,763
Accrued employee compensation and benefits		1,341,293
Payable to affiliated entities		666,342
Total current liabilities		3,259,398

Member's equity:

Member's capital, net of earnings		763,774
Total member's equity		763,774

Total liabilities and member's equity	$	4,023,172

The accompanying notes are an integral part of the Statement of Financial Condition.

Tortoise Securities, LLC

Notes to Financial Statement

December 31, 2017

1. Organization

Tortoise Securities, LLC (the "Company") was organized as a limited liability company in the state of Delaware on August 15, 2016, and is a wholly owned subsidiary of Tortoise Investments, LLC ("Tortoise Investments"). The Company's new member application was approved by the Financial Industry Regulatory Authority ("FINRA") on April 20, 2017 (Commencement of Operations). The Company is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker-dealer and is a FINRA member firm.

The Company operates as a limited-purpose broker-dealer that (1) provides wholesaling services for mutual funds and exchange traded funds offered by affiliated investment advisers and (2) serves as a placement agent of securities of private investment funds offered by affiliated investment advisers on a best-efforts basis.

On November 2, 2017, the Company filed a Continuing Member Application with FINRA in advance of a pending change in majority ownership of Tortoise Investments. This filing was made in compliance with FINRA Rule 1017. On November 30, 2017, FINRA imposed an interim restriction on the Company prohibiting the Company from affecting any portion of the majority ownership change. See "Subsequent Events" below for further information.

2. Significant Accounting Policies

Use of Estimates

The preparation of the financial statement in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that may impact the financial statement and accompanying notes at the date of the financial statement. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all liquid investments that are readily convertible to known amounts of cash to be cash equivalents. At December 31, 2017, cash and cash equivalents consisted of operating deposit accounts and money market funds.

Commissions to Non-Affiliated Broker-Dealers

Certain commissions to non-affiliated broker-dealers are incurred pursuant to written agreements with affiliated open-end mutual funds.

Tortoise Securities, LLC

Notes to Financial Statement

December 31, 2017

Accounts Receivable

Marketing services, placement agent, 12b-1 and contingent deferred sales charge ("CDSC") fee revenue is determined under terms of written agreements with affiliates. These fees are generally calculated and received on a monthly basis. Accounts receivable are recorded at fair value and are unsecured. The Company provides an allowance for doubtful accounts based upon specific identification of credit problems. The Company actively monitors its exposure to credit risk by monitoring the current status of accounts receivable and related collections. The Company recognized no bad debt expense for the year ended December 31, 2017. Interest or finance fees are not calculated on accounts receivable.

Prepaid Expenses

Prepaid expenses generally consist of insurance premiums, subscriptions, FINRA renewal fees and other services that are paid in advance of the period they cover.

Income Taxes

Income taxes are not payable by the Company or provided for in the Company's financial statement. Such taxes, if any, are the liability of the members.

The Company recognizes tax benefits of uncertain tax positions only when the position is more likely than not to be sustained upon examination by the tax authorities based on the technical merits of the tax position. The Company's policy is to record interest and penalties on uncertain tax positions as part of interest expense. The Company has reviewed all open tax years and major jurisdictions and concluded that there is no tax liability relating to uncertain income tax positions taken or expected to be taken on a tax return. Tax years subsequent to December 31, 2016, remain open to examination by federal and state tax authorities.

3. Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standard Board ("FASB") issued Accounting Standards Update 2014-09, "Revenue from Contracts with Customers" (ASU 2014-09), which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. FASB later issued Accounting Standards Updates 2016-20, 2016-12, 2016-10, 2016-08 and 2015-14 related to various amendments to ASU 2014-09. The adoption of ASU 2014-09 and related amendments by the Company is effective for annual reporting periods beginning after December 15, 2017. The adoption of the standard will require either a retrospective or a modified retrospective approach to adoption. The Company does not believe the adoption of the standard and related amendments will have a material impact to its financial statement.

Tortoise Securities, LLC

Notes to Financial Statement

December 31, 2017

In February 2016, Accounting Standards Update 2016-02, "Leases", and codified in ASC Topic 842, "Leases", was issued by the FASB. This standard supersedes ASC Topic 840, and provides new guidance in accounting for leases for lessees and lessors. The purpose of the standard is to reduce differences in accounting between US Generally Accepted Accounting Principles ("US GAAP") and International Financial Reporting Standards ("IFRS"). The effective date of ASC Topic 842 is for annual reporting periods beginning after December 15, 2018, with early adoption permitted. The adoption of the standard will require a modified retrospective approach for existing leases or leases which are entered into after the beginning of the earliest comparative period in the financial statements. The Company is currently evaluating the potential impact on its financial statement, as well as the available transition methods.

4. Fair Value of Financial Instruments

Various inputs are used in determining the fair value of the Company's financial instruments. These inputs are summarized in the three broad levels listed below:

Level 1 – Quoted prices in active markets for identical instruments

Level 2 – Other significant observable inputs (quoted prices for similar instruments, market corroborated inputs, etc.)

Level 3 – Significant unobservable inputs (including the Company's own assumptions in determining the fair value of instruments)

The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. As of, and for the period ended December 31, 2017, the Company classified all of its cash equivalents as Level 1. Transfers between levels are determined at the end of the period in which the transfer is completed. For the period ended December 31, 2017, there were no transfers between levels and the Company held no Level 2 or Level 3 assets.

5. Related Party Transactions

Effective July 1, 2017, the Company entered into an open-end funds marketing services agreement with Tortoise Capital Advisors, L.L.C. ("TCA"), an affiliated investment adviser, for which the Company receives from TCA a fee equal to 25% of the expected annualized revenue to be received by TCA as a result of the services provided by the Company under the agreement, less an offset for qualifying redemptions.

Effective July 1, 2017, the Company entered into an open-end funds marketing services agreement with Tortoise Credit Strategies, LLC ("TCS"), an affiliated investment adviser, for which the Company receives from TCS a fee equal to 25% of the expected annualized revenue to be received by TCS as a result of the services provided by the Company under the agreement, less an offset for qualifying redemptions.

Tortoise Securities, LLC

Notes to Financial Statement

December 31, 2017

Effective July 1, 2017, the Company entered into a marketing services agreement with Tortoise Index Solutions, LLC ("TIS"), an affiliated investment adviser, for which the Company receives from TIS a fee equal to 25% of the expected annualized revenue to be received by TIS as a result of the services provided by the Company under the agreement, less an offset for qualifying redemptions.

Effective July 1, 2017, the Company entered into a placement and marketing agent agreement with TCA for which the Company receives from the Company a fee based on assets introduced to Tortoise Commingled MLP Fund, LLC ("Commingled Fund").

Effective July 1, 2017, the Company entered into a placement and marketing agent agreement with TCA for which the Company receives from the Company a fee based on assets introduced to Tortoise Direct Opportunities Fund II, LP ("TDOF II").

Effective July 1, 2017, the Company entered into a placement and marketing agent agreement with TCS for which the Company receives from the Company a fee based on assets introduced to Tortoise Direct Municipal Opportunities Fund, LP ("TDMOF").

Effective July 1, 2017, the Company entered into a placement agent agreement with TCA, Montage Investments SICAV Company ("Montage SICAV") and Lemanik Asset Management S.A., under which the Company offers shares of any class of any sub-fund issued by Montage SICAV to qualified investors on a private placement basis. The Company receives from TCA a fee based on assets introduced to Montage SICAV.

6. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which defines net capital and aggregate indebtedness thresholds that the Company must meet. As of December 31, 2017, the Company is required to maintain minimum net capital of the greater of $5,000 and its ratio of aggregate indebtedness to net capital is limited to 8 to 1. At December 31, 2017, the Company had net capital of $710,335, which was $302,910 in excess of its required net capital of $407,425. The Company's ratio of aggregate indebtedness to net capital was 4.59 to 1.

7. Subsequent Events

On January 18, 2018, FINRA removed the interim restriction that prohibited the Company from affecting any portion of a majority ownership change. On January 31, 2018, a majority ownership stake in Tortoise Investments was acquired by Lovell Minnick Partners from Montage Investments, LLC.

The Company has performed an evaluation of subsequent events through February 28, 2018, the date the financial statement was available to be issued, and has determined that no additional items require recognition or disclosure.